UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2016

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒   Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:   ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	November 29, 2016	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

“Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.”

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

RESOLUTIONS PASSED BY THE SUPERVISORY COMMITTEE

This overseas regulatory announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company and all members of its supervisory committee warrant that the information set out in this announcement is true, accurate and complete, and accept joint responsibility for any false information or misleading statements contained in, or material omissions from, this announcement.

Pursuant to the requirements under the articles of association (the “Articles”) and the rules of meeting of the supervisory committee (《監事會議事規則》) of China Eastern Airlines

Corporation Limited (the “Company”) and as convened by Mr. Xi Sheng, the chairman of the supervisory committee of the Company (the “Supervisory Committee”), the fifth meeting (the “Meeting”) of the eighth session of the Supervisory Committee was held through the means of telecommunication on 29 November 2016.

The supervisors of the Company (the “Supervisors”) present at the Meeting confirmed that they had received the notice and materials in respect of the Meeting before it was held.

The number of Supervisors present at the Meeting satisfied the quorum requirements under the Company Law of the People’s Republic of China and the Articles. As such, the Meeting was legally and validly convened and held.

Mr. Xi Sheng, the chairman of the Supervisory Committee, together with Mr. Ba Shengji, Mr. Hu Jidong, Mr. Feng Jinxiong and Mr. Jia Shaojun, the Supervisors, have considered the relevant resolutions of the Meeting and passed the following resolutions:

Agreed to the following resolutions considered and approved by the Board: the resolution on “the entering into of the ‘Eastern Logistics Share Transfer Agreement’ between the Company and a wholly-owned subsidiary of CEA Holding and the transfer of 100% equity interest in Eastern Logistics; the resolution on “the entering into of the ‘Bellyhold Space Management Agreement’ between the Company and China Cargo Airlines and engaging in the transactions contemplated thereunder”; and the resolution on “the entering into of the ‘Freight Logistics Daily Connected Transactions Framework Agreement’ between the Company and Eastern Logistics and engaging in the transactions contemplated thereunder”.

The resolutions above are related to connected transactions. Mr. Xi Sheng, being a connected supervisor, abstained from voting at the Meeting in approving these resolutions. The supervisors present who participated in voting consider that the aforesaid connected transactions are in line with the usual needs of business and asset management of the Company, the modes of transaction comply with market regulations, the transaction prices are fair and they are not detrimental to the legitimate interests of the shareholders of the Company.

By order of the Board

CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian

Company Secretary

Shanghai, the People’s Republic of China

29 November 2016

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Li Yangmin (Director, Vice President), Xu Zhao (Director), Gu Jiadan (Director), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hong Ping (Independent non-executive Director).